EXHIBIT 99.4

                      ANTICLINE URANIUM, INC.
               3098 South Highland Drive, Suite 323
                 Salt Lake City, Utah  84106-3085
                        (801) 467-2021

                       September 26, 2001



DEAR ANTICLINE URANIUM, INC., STOCKHOLDER:

     For tax purposes and ease of operation, your Company's Board of Directors has resolved to change the domicile of your Company from the State of California to that of Nevada. Under Nevada law, you are entitled to receive this brief summary of the Agreement and Plan of Merger. Any shareholder desiring a complete copy of such Agreement and Plan may contact the Company at the above-address and request the same at no cost.

     Your Company, as soon as practicable, will be merged with and into a Nevada corporation named "Anticline Uranium, Inc.", recently formed for the sole purpose of changing your Company's domicile to that of Nevada. This wholly owned subsidiary, which also has 50,000,000 shares, par value $0.001, authorized, will be the Survivor. Upon the effective date of the merger, the
California corporation will cease to exist by operation of law.   The merger
will be effective at such time as Articles of Merger have been accepted for filing by both the State of California and the State of Nevada.

     The Agreement and Plan requires a majority vote of the issued and outstanding shares of your Company. Your Company has obtained written consents from shareholders owning 92.33% of the Company's issued and outstanding shares. As a result, the merger will proceed.

     Once the merger is effective, you will be entitled to receive one (1) share of Anticline Uranium, Inc., a Nevada corporation, for every one hundred (100) shares of Anticline Uranium, Inc., a California corporation, that you own and hold. Any fractional shares resulting from this exchange ratio will be rounded up to an additional share. If you wish to have your certificate in the California corporation cancelled and a new certificate in the name of the Nevada corporation transferred into your name, please send your California certificate to Atlas Stock Transfer Corp., 5899 South State Street, Murray, Utah 84107 or call them at 801-266-7151. You may wish to contact Atlas Stock Transfer in advance to determine the cost of this service.

     Because the Company's financial status is irrelevant to a change of domicile transaction, your Board of Directors has determined-for the sake of expense-not to furnish financial information at this time. Please be advised, however, that in order to reactivate itself, the Company had to borrow $50,000, most of which has been expended in order to satisfy a substantial tax liability with the California Franchise Tax Board. Because the merger transaction dilutes existing shareholders, California law requires giving dissenters' rights of appraisal. Reference is therefore made to Chapter 13 of the Cal. Corp. Code available on the State of California's Internet website. Anyone wishing to exercise dissenters' rights, however, should realize that the Company has a negative net worth and therefore, a court of law would not likely rule that your shares have any significant value.

                              BY ORDER OF THE BOARD OF DIRECTORS